Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

Cautionary Statement Regarding Forward-Looking Statements

Certain information included herein may be deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “project” or other similar words, but are not the only way these statements are identified.

These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans and strategies, statements that contain projections of results of operations or of financial condition, expected capital needs and expenses, statements relating to the research, development and use of our products, and all statements (other than statements of historical facts) that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future.

Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate.

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	our planned level of revenues and capital expenditures;

●	our ability to market and sell our products;

●	our ability to maintain our business model;

●	our ability to project market growth and trends;

●	our ability to secure government tenders and maintain relationships with government contractors;

●	our ability to elicit a greater positive reception for our technology and devices than other similar devices that are sold on the market;

●	our ability to raise capital through the issuance of additional securities;

●	the effect of competition and other technologies;

●	projected capital expenditures and liquidity;

●	the effects of any potential litigation;

●	our plans to continue to invest in research and development to develop technology for both existing and new products;

●	our ability to maintain our relationships with suppliers, manufacturers, and other partners;

●	our ability to maintain, protect and enhance our intellectual property;

●	our ability to retain key executive members and employees

●	our ability to internally develop and protect new inventions and intellectual property;

●	our ability to educate the industry about the use of our products;

●	our expectations regarding our tax classifications;

●	interpretations of current laws and the passage of future laws;

●	general market, political, and economic conditions in the countries in which we operate, including those conditions related to recent unrest and armed conflicts in Israel and other parts of the Middle East, such as the multi-front war Israel is facing, and geopolitical, trade, tariff and regulatory uncertainties; and

●	those factors referred to in “Item 3. Key Information — D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects,” of our annual report on Form 20-F for the fiscal year ended December 31, 2024, which we filed with the Securities and Exchange Commission, or the SEC, on May 13, 2025, or the Annual Report, as well other factors in the Annual Report.

These statements are only current predictions and are subject to known and unknown risks, uncertainties, and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from those anticipated by the forward-looking statements. For a more detailed description of the risks and uncertainties affecting us, reference is made to our Annual Report, and the other risk factors discussed from time to time by us in reports filed or furnished to the SEC.

Except as required by law, we are under no duty to update or revise any of the forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this Report of Foreign Private Issuer on Form 6-K.

Unless otherwise indicated, all references to “we,” “us,” “our,” the “Company” and “Silynxcom” refer to Silynxcom Ltd. Our reporting and functional currency is the U.S. dollar. Unless otherwise expressly stated or the context otherwise requires, references in this Report of Foreign Private Issuer on Form 6-K to “NIS” are to New Israeli Shekels and references to “dollars” or “$” are to U.S. dollars. We prepare and report our financial statements in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.

Overview

We develop, manufacture, and sell ruggedized tactical communication headset devices as well as other communication accessories, all of which have been field-tested and combat proven. Our in-ear headset devices, or In-Ear Headsets, are used in combat, the battlefield, riot control, demonstrations, weapons training courses, and factory floors. Our In-Ear Headsets seamlessly integrate with third party manufacturers of professional-grade ruggedized radios that are used by soldiers in combat or police officers in riot situations. Our In-Ear Headsets also fit tightly into the protective gear to enable users to speak and hear clearly and precisely while they are protected from the hazardous sounds of combat, riots, dangerous situations and machine equipment in factories. Our sleek, lightweight, In-Ear Headsets include active sound protection to eliminate unsafe sounds, while maintaining ambient environmental awareness, giving our customers 360° situational awareness.

Our revenue streams originate from a range of customers. We sell our In-Ear Headsets and communication accessories directly to military forces, police and other law enforcement units around the world. We also sell indirectly, through a specialized network of local distributors in each geography in which we operate, as well as through key strategic partnerships with radio equipment manufacturers. Our direct sales are generally conducted through government-run official tender processes. Our indirect sales are conducted through our distributor network, specialized agents, and strategic original equipment manufacturers. Our distributor network grew by six times from 2020 to 2024. Our primary markets are currently in Israel, Europe, Asia and the United States and we intend to expand our sales, marketing and distribution network into new markets such as Southeast Asia and Latin America.

We are also engaged in the research and development of new products and improved iterations of our existing products, technology and external and internal integration thereof.

Components of our Results of Operations

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our unaudited interim condensed consolidated financial statements and the related notes thereto for the six months ended June 30, 2025, included elsewhere in this Report of Foreign Private Issuer on Form 6-K. The discussion below contains forward-looking statements that are based upon our current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from these expectations due to inaccurate assumptions and known or unknown risks and uncertainties.

Revenues

Our revenues are generated through the sale of our products.

Cost of Revenues

Our cost of revenues consists primarily of costs related to our direct and indirect sales, including the cost of components. Cost of revenues is primarily driven by the orders customers place for our products and as revenue for our products grows, we expect a corresponding increase in our cost of revenues.

Operating Expenses

Our current operating expenses consist of three components — research and development expenses, selling and marketing expenses and general and administrative expenses.

Research and Development Expenses

Our research and development expenses consist primarily of salaries and related personnel expenses, subcontractor’s expenses and other related research and development expenses.

Selling and Marketing

Our selling and marketing expenses consist primarily of consultants and personnel salaries and other marketing and sales expenses

General and Administrative Expenses

General and administrative expenses consist primarily of salaries and related expenses, professional services fees for accounting, legal and bookkeeping, facilities, travel expenses and other general and administrative expenses.

Finance income (expense), net

Finance expenses consist primarily of foreign currency exchange rate differences between the U.S. dollar and new Israeli shekel.

Comparison of the Six Months Ended June 30, 2025 and June 30, 2024

Results of Operations

The following table sets forth our results of operations for the periods presented.

	Six Months Ended June 30,
U.S. dollars in thousands	2025	2024
Revenues	$2,265	$5,356
Cost of revenues	1,452	2,706
Gross profit	$813	$2,650
Research and development expenses	384	259
Selling and marketing expenses	539	699
General and administrative expenses	1,499	1,425
Operating profit (loss)	$(1,609)	$267
Listing expenses	-	(879)
Finance expenses	65	232
Finance income	38	148
Net income (loss)	$(1,636)	$(696)
Total comprehensive loss	(1,636)	(696)
Basic and diluted net loss per share	$(0.2736)	$(0.1358)

Revenues

The following table summarizes our revenues by type for the periods presented. The period-to-period comparison of results is not necessarily indicative of results for future periods.

Set forth below is a table presenting breakdown of our revenues by our two product groups in the six month periods ended June 30, 2025, and 2024:

	June 30, 2025		June 30, 2024
Product group	Amount (in USD thousands)	% of total revenue	Amount (in USD thousands)	% of total revenue
SST Headset systems	$1,197	52.8%	$1,655	30.9%
In-Ear Headset systems	$1,008	44.5%	$3,389	63.3%
Other revenues	$60	2.7%	$312	5.8%
Total	$2,265	100%	$5,356	100%

Set forth below is information about our revenues from sale of our products by geography in the six month periods ended June 30, 2025 and 2024:

	Revenues (in USD thousands)
Geography	June 30, 2025	June 30, 2024
Israel	$1,720	$3,613
USA	$380	$558
Europe	$108	$242
Asia	$55	$943
Rest of the world	$2	$-
Total revenue	$2,265	$5,356

Our revenues for the six months ended June 30, 2025 amounted to $2,265 representing a decrease of 57.7%, compared to $5,356 thousand for the six months ended June 30, 2024. The decrease is attributable to a spike in demand during the six months ended June 30, 2024 and a delay by a customer in a significant order totaling $911 thousand for which revenue was not recognized in the six months ended June 30, 2025.

Cost of Revenues and Gross Profit

Our cost of revenues for the six months ended June 30, 2025 decreased by 46.3% to $1,452 thousand, compared to $2,706 thousand for the six months ended June 30, 2024. The decrease in cost of revenues is due to the decrease in sales of our products during the six months ended June 30, 2025 compared to the same period in 2024. Our gross profit for the six months ended June 30, 2025 decreased by 69.3% to $813 thousand, compared to $2,650 thousand for the six months ended June 30, 2024. The decrease in gross profit is primarily attributable to the decrease in sales of our products and the relatively high level of fixed expenses relative to sales turnover.

Research and development expenses

Research and development expenses increased by 48.3% to $384 thousand during the six months ended June 30, 2025 compared with $259 thousand for the six months ended June 30, 2024. The increase is primarily due to the hiring of personnel.

Selling and marketing expenses

Selling and marketing expenses for the six months ended June 30, 2025 decreased by 22.9% to $539 thousand, compared to $699 thousand for the six months ended June 30, 2024. The decrease in selling and marketing expenses is due to the decrease in share-based compensation.

General and administrative expenses

General and administrative expenses increased by 5.2% to $1,499 thousand for the six months ended June 30, 2025, compared to $1,425 thousand for the six months ended June 30, 2024. The increase is mainly due to rental expenses related to our premises and facilities.

Operating (loss)

Based on the foregoing, our operating loss was $1,609 thousand for the six months ended June 30, 2025, compared to an operating profit of from $267 thousand for the six months ended June 30, 2024.

Finance expenses

Finance expenses for the six months ended June 30, 2025 were $65 thousand compared to finance expenses of $232 thousand for the six months ended June 30, 2024. The decrease in finance expenses is primarily due to exchange rate differences.

Finance income

Finance income, for the six months ended June 30, 2025 was $38 thousand compared to finance income of $148 thousand for the six months ended June 30, 2024. The decrease in finance income is primarily due to our holding fewer marketable securities during the six months ended June 30, 2025 compared to the same period in 2024.

Net loss

Net loss for the six months ended June 30, 2025 increased to $1,636 thousand by 135%, compared with a net loss of $696 thousand for the six months ended June 30, 2024. The increase is attributable to a decrease in sales of our products and the relatively high level of fixed expenses relative to sales turnover.

Liquidity and Capital Resources

Overview

Since our inception through June 30, 2025, we have funded our operations primarily from cash generated from our operating activities and the issuance of ordinary securities. As of June 30, 2025, we had $3,536 thousand in cash and cash equivalents, compared with $3,178 thousand as of December 31, 2024.

The table below presents our cash flows for the periods indicated.

	Six Months Ended June 30,
U.S. dollars in thousands	2025	2024
Net cash provided by (used in) operating activities	$(2,170)	$(640)
Net cash used in investing activities	(1)	(3,063)
Net cash provided by (used in) financing activities	2,463	3,805
Net increase in cash and cash equivalents	358	100
Cash and cash equivalents balance	3,536	668

Operating Activities

Net cash used in operating activities for the six months ended June 30, 2025 was $2,170 thousand. This net cash used in operating activities primarily reflects our net loss and change in operating assets and liabilities.

The net decrease in changes in operating assets and liabilities for the six months ended June 30, 2025 is attributable mainly to a decrease in trade payables, the increase in other currents assets and the increase in our inventory.

Net cash used in operating activities for the six months ended June 30, 2024 was $640 thousand. This net cash used in operating activities primarily reflects a decrease in other accounts payable and the result of NYSE American listing expenses and share-based compensation expenses.

The net decrease in changes in operating assets and liabilities for the six months ended June 30, 2024 is attributable mainly to a decrease in trade receivables. This net decrease was partially offset by a decrease in trade payables and other accounts payable.

Investing Activities

Net cash used in investing activities for the six months ended June 30, 2025 was $1 thousand. This net cash used in investing activities is primarily attributable to the purchase of marketable securities, net, which was partially offset by cash used in the purchase of property, plant and equipment.

Net cash used in investing activities for the six months ended June 30, 2024 was $3,063 thousand. This net cash used in investing activities is primarily attributable to investing in marketable securities.

Financing Activities

Net cash provided by financing activities for the six months ended June 30, 2025 was $2,463 thousand, compared to net cash used in financial activities $3,805 thousand during the six months ended June 30, 2024. Net cash provided by financing activities was primarily attributable to the underwritten public offering that closed on April 2, 2025, in which we sold 1,290,000 of our Ordinary Shares at a purchase price of $2.25 per Ordinary Share for aggregate proceeds of approximately $2,900,000.

The decrease is mainly attributable to the Company raising fewer proceeds through offerings in the six months ended June 30, 2025 than in the six months ended June 30, 2024.

Current Outlook

We have financed our operations to date primarily from cash generated from our operating activities and the issuance of securities.

As of June 30, 2025, our cash and cash equivalents were $3,536 thousand and we had positive working capital of $6,365 thousand. We believe that our current cash and cash equivalents position is sufficient to fund our working capital requirements and planned operations for at least the next 12 months beyond the filing date of this Report of Foreign Private Issuer on Form 6-K.

However, our operating plans may change as a result of many factors that may currently be unknown to us and we may need to seek additional funds. Our future capital requirements will depend on many factors, including:

●	our ability to sell our products according to our plans;

●	the progress and cost of our research and development activities;

●	the costs associated with the manufacturing our products;

●	the costs of working capital;

●	significant new orders that need to be financed;

●	the cost of our commercialization efforts, marketing, sales and distribution of our products the potential costs of contracting with third parties to provide marketing and distribution services for us or for building such capacities internally; and

●	the magnitude of our general and administrative expenses.

Critical Accounting Estimates

The preparation of financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. A comprehensive discussion of our critical accounting policies is included in “Critical Accounting Estimates” under “Operating and Financial Review and Prospects” section in our Annual Report, as well as our unaudited interim condensed consolidated financial statements and the related notes thereto as of and for the six months ended June 30, 2025, included elsewhere in this Report of Foreign Private Issuer on Form 6-K.

We prepare our financial statements in accordance with IFRS as issued by the IASB. At the time of the preparation of the financial statements, our management is required to use estimates, evaluations, and assumptions which affect the application of the accounting policy and the amounts reported for assets, obligations, income, and expenses. Any estimates and assumptions are continually reviewed. The changes to the accounting estimates are credited during the period in which the change to the estimate is made.